Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On July 20, 2011, Exelon distributed the attached newsletter article to its employees regarding the merger integration process.

INSIDE EXELON

JULY/AUGUST 2011

EXELON-CONSTELLATION MERGER-RELATED ARTICLES

Department Title: Three things you should know about…

Constellation Energy

1.	Based in Baltimore, Md., Constellation Energy is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States.

2.	Constellation Energy has a long and pioneering history in the energy industry, with roots stemming back to the nation’s first gas light utility. The company is now one of the largest and most innovative energy companies in America.

3.	Constellation is a publicly traded (NYSE ticker: CEG) Fortune 500 leader with nearly 10,000 employees, approximately 12,000 megawatts of generation capacity and $14.3 billion in annual revenues (2010).

Source: Constellation.com

Department Title: Cover Story

Exelon and Constellation merger: Creating the nation’s number one competitive energy company

Exelon announced on April 28 that it had agreed to acquire Constellation Energy Group with the combined company poised to become the nation’s number one competitive energy provider. The company will have a combined enterprise value of $52 billion and the deal would combine the nation’s leading clean generation fleet and leading power sales and marketing business. The deal would be accretive to earnings by more than 5 percent in 2013; break-even in 2012.

Below is some basic information about this merger. Throughout the integration process, employees can learn more through regular communications sent from the Internal Communications group or at www.exelonconstellationmerger.com.

Strategic fit

PULL QUOTE within this sub section:

“This is the merger that we at Exelon have been working and waiting for – one that provides value from the start for all parties involved: companies, employees, shareholders and customers.”

— Exelon Chairman and CEO John W. Rowe, April 28

The merger of Exelon and Constellation creates the number one competitive energy provider, one of the industry’s cleanest and lowest-cost power generation fleets and one of the largest commercial, industrial and residential customer bases in the United States. Both Exelon and Constellation have demonstrated their commitment to sustainability and competitive markets, helping drive innovation, efficiency, customer choice and better rates. Together, we will be an even stronger advocate for achieving these ideals.

Scale and financial strength

The combined entity will benefit from increased scale and financial strength, bringing more clean energy supply to more customers. We will be better positioned to drive expansion of competitive energy markets while at the same time optimizing investment needs in a capital-intensive industry. Our increased scale will let us make the most of a changing regulatory environment that favors clean generation sources while at the same time help us manage risk in power price movements and positioning us for market recovery.

Complementary businesses creating a platform for growth

The combination will integrate two complementary businesses, giving it the potential to optimize value throughout the company. Matching Exelon’s leading, environmentally-advantaged power generation fleet with Constellation’s industry leading customer-facing business provides the opportunity for greater efficiencies in both.

A broad geographic footprint

The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 44 states, the District of Columbia, plus the Canadian provinces of Alberta, British Columbia and Ontario.

Enhanced utility platform

The new company will also be the second largest regulated distributor of electricity and gas. The three utilities within the new Exelon – BGE, ComEd and PECO – will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and continued infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

Clean power and competitive prices for millions of customers

The new company will be:

•

The number one competitive energy products and services supplier by load (about 165 terawatt-hours) and customers (about 35,000 commercial and industrial and millions of households through retail and wholesale sales);

•	The number two residential electricity and gas distribution company, serving 6.6 million customers in Maryland, Illinois and Pennsylvania;

•	The number one competitive power generator (35.7 gigawatts of power generation), including the nation’s largest nuclear fleet (nearly 19,000 megawatts); and

•

One of the nation’s cleanest power generation fleets (about 53 percent nuclear, 27 percent natural gas and 8 percent renewable/hydro) and a leadership position in commercial solar energy development, energy efficiency and demand response services.

Key benefits

The agreement brings together Exelon’s large, environmentally-advantaged generation fleet and Constellation’s industry leading customer-facing businesses, creating a platform for growth that delivers benefits for:

Shareholders: Accretive to earnings by more than 5 percent in 2013; break-even in 2012

Customers: Bringing best practices and more clean energy supply to more customers

Maryland, the City of Baltimore and BGE customers: More than $250 million in direct investment in Maryland

What are the big changes for Exelon employees?

With big deals come big changes. There are a few big changes that Exelon employees will see over the coming months and years.

Leadership changes: Upon closing, Rowe will retire, and Chris Crane will become president and chief executive officer of the combined company with current Constellation CEO Mayo Shattuck serving as executive chairman. Rowe told employees: “This is not a transition that I approach lightly. Exelon represents the culmination of all that I have learned in my 27 years as a CEO running utilities. Building Exelon is my proudest achievement. I am delighted to leave it with a transaction that adds genuine value, and I expect to stay invested in it for a long time. Leaving Exelon in the strong hands of Mayo Shattuck and Chris Crane is something I do with great pleasure and the utmost confidence.”

The relocation and rebranding of Power Team: Exelon’s power marketing business (Power Team) and Constellation’s retail and wholesale business will be consolidated under the Constellation brand and headquartered in Baltimore. Power Team President Ken Cornew told employees: “I am confident that this combination will create what is undoubtedly the nation’s premier energy marketing company.” The upcoming changes were the result of a combination of factors:

•	As many as 2,000 Constellation employees involved in the marketing and trading business are located in Baltimore.

•	An important factor in closing the merger will be obtaining regulatory approvals in Maryland. That requires showing a significant commitment to the state as well as to the city of Baltimore.

•

Power Team will take the Constellation name because Constellation has built a strong national presence in the retail business, and Exelon and Constellation want to leverage the positive awareness and reputation of that brand.

Nuclear’s headquarters will move: Exelon Nuclear’s headquarters will move from Cantera (Warrenville, Ill.) to Kennett Square, Pa.

Consolidation at the corporate level: The merger is based on strategic fit, rather than synergies. Part of the rationale for most mergers, however – including this one – is to improve organizational efficiency by reducing overlapping or redundant functions. Accordingly, some consolidation of positions will occur at the corporate levels.

Why is this one different?

Exelon and Constellation have both been here before and have seen how hard it is to close a deal of this size in the utility industry. At the Exelon 360 meeting that took place at Kennett Square on May 4, Exelon Executive Vice President of Finance and Legal Bill Von Hoene addressed why company leadership feels this deal will be different, noting that Constellation meets certain requirements that past deals have not:

“We have always talked about deals with a couple of prisms. One is that a deal that we would do would have to be financially attractive. It would have to be accretive to the company. Two, it would have to be consistent with our values around clean energy and competitive markets. And three – particularly given our history that we’ve had recently in trying to do deals – that it would be executable; that we could get to the finish line.”

The team working on the terms of the Constellation merger also anticipated many of the challenges that the deal may face with key approvers. As a result, the deal includes elements that address possible road blocks, such as proving the company’s commitment to Maryland – where Constellation is a major employer – and addressing issues with overlapping plant ownership in some markets through divestitures of several Constellation plants, as announced on April 28.

As an employee, what should I do as part of the integration effort?

Employees should continue to focus on their day-to-day job responsibilities.

The integration process is being led by a combined Exelon-Constellation team. For Exelon, Ron DeGregorio is leading integration efforts with a Core Team that will guide the transition throughout integration. This team will support Business Area Teams in collecting and analyzing data, addressing any issues that arise and helping speed effective decision-making and problem solving. In addition, Business Area Teams, representing all functional areas of the combined company, are responsible for analyzing the two companies’ functional organizations and for designing what the post-merger organization will look like for their function(s). Unless instructed to do so by a member of the integration effort’s Core Team or Business Area Teams, employees should not engage in integration activities related to the merger. This includes reaching out to counterparts at Constellation or other such research or preparation.

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the two organizations must treat each other as independent companies. All employees throughout the organization should be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close.

by Laura Micheli, Corporate Communications

GRAPHIC:

Combined footprint

With complimentary business models and service territories, the combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 44 states, the District of Columbia, plus the Canadian provinces of Alberta, British Columbia and Ontario.

GRAPHIC: complementary_business_models.bmp

SIDEBAR:

More about Constellation Energy:

Headquarters:	Baltimore, Md.

Employees:	10,000

CEO, Chairman & President:	Mayo Shattuck

Website:	www.constellation.com

Founded:	1816 as the Gas Light Company of Baltimore

Business:	A Fortune 500 company, Constellation Energy had revenues of $14.3 billion in 2010. Leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States.

Generation:	Owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy.

Utility:	The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland.

* * * * *

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

* * * * *